

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 3, 2010

Mr. H.P. Mechler
Chief Financial Officer
Imperial Sugar Company
8016 Highway 90-A, P.O. Box 9
Sugar Land, TX 77487-0009

> **Re:** **Imperial Sugar Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 8, 2009**
> **File No. 000-16674**

Dear Mr. Mechler.

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director